UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED (Registrant)

Date: 19th December 2013	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 18th December 2013 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating relating to the RBI Press Release dated December 16, 2013 on foreign shareholding.

December 18, 2013

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: RBI Press Release dated December 16, 2013 on foreign shareholding

We refer to a Press Release issued by the Reserve Bank of India notifying that the foreign shareholding through Foreign Institutional Investors (FIIs)/Non Resident Indians(NRI)/Persons of Indian Origin (PIO)/Foreign Direct Investment (FDI)/ADRs/GDRs in HDFC Bank Limited has crossed the overall limit of 49% of its paid-up capital and that no further purchases of shares of HDFC Bank Limited would be allowed through stock exchanges in India on behalf of FII/NRI/PIO/FDI/ADRs/GDRs.

The foreign shareholding in the Bank as on 13th December 2013 was 52.18 % of its paid-up capital. This includes investments through the FDI route in ADRs/GDRs of 17.01 % which were raised in accordance with the then applicable guidelines, and other foreign holdings made under the FII route of 35.17%. Necessary approval from the shareholders is in place for FII investments up to 49%.

Since the total foreign shareholding in the Bank (FII and FDI) has crossed 49%, the Bank has filed an application with the Foreign Investment Promotion Board (FIPB) seeking approval for increasing its foreign shareholding limit, in accordance with the now prevailing guidelines.

Kindly take note of the same in your records.

Thanking you,

Yours truly,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary